## Contact

www.linkedin.com/in/deepseafunk
(LinkedIn)
ravel.health/ (Company)
epicbusinessapps.com/ (Company)

## Top Skills

Mobile Phone Apps

Android Development

Mobile Applications

## Certifications

Web Design & Development
Certification

HTML Introduction, HTML
Intermediate, HTML Advanced

## Publications

Following the Beat: Take a Journey
Through Jack Kerouac's Denver

Without a Home: Young People Try
to Make a Life on Boulder's Streets

# Kevin Williams

Co-Founder at Ravel Health (Virtual, On-Demand Platform for Lyme
Disease Testing & Treatment) & Epic Apps (Software Development)
Denver, Colorado, United States

## Summary

Ravel Health is creating a virtual, integrative nationwide clinic
specializing in chronic Lyme disease and its many debilitating co-
infections.

Our goal is to provide affordable, on-demand care from highly vetted
Lyme-literate physicians, all from the comfort of home.

Join the waitlist at https://ravel.health/

## Experience

### Ravel Health
Founder
November 2021 - Present (1 year 6 months)
Greater Denver Area

Changing the way Lyme patients are treated. We are a virtual, on-demand
clinic offering accessible, affordable care from the comfort of home. Join the
waitlist at https://ravel.health/.

### Epic Apps
Founder
March 2012 - Present (11 years 2 months)
Greater Denver Area

Custom mobile app development & enterprise-level website development for
clients ranging from Fortune 1000 companies to government entities to start-
ups.

### Public Broadcasting Service
Portal Manager, Health & Wellness Portal
December 2011 - June 2012 (7 months)
Denver

### Frontera Interactive

UX Consultant
May 2011 - June 2012 (1 year 2 months)


University of Denver, Daniels College of Business
Web Strategy Lead
September 2011 - February 2012 (6 months)
Greater Denver Area

Web content management and strategy for the University of Denver's business website, along with leading the redesign of the their new site. Worked on IA/UX, completing project charter, requirements, sitemaps and wireframes.


WorkSmart, LLC
Founder
July 2010 - February 2012 (1 year 8 months)

Founder of online start-up WorkSmart, LLC, which offers an original line of WorkSmart Kits: All-in-one wellness kits designed with input from ergonomists and chiropractors.

Each kit contains a number of items — adjustable monitor stand, hands-free headset, footrest, laptop stand, wireless mouse, etc. — along with the latest ergonomic information to ensure a comfortable workstation and happy, healthy workers.


Denver Public Schools
Curriculum Editor (5-Month Contract)
July 2011 - November 2011 (5 months)

Five-month contract to work on 2011 Denver Public School curriculum.


Xcel Energy
Content Migration Specialist (3-Month Contract)
February 2011 - May 2011 (4 months)


Financial Planning Association
Manager, Web Content & User Experience
October 2007 - February 2011 (3 years 5 months)


Denver Museum of Nature & Science
Web Content Manager & Publications Writer/Editor
November 2003 - September 2007 (3 years 11 months)

Boulder Daily Camera
Features Reporter
October 2000 - March 2003 (2 years 6 months)

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## Education

Nazareth College of Rochester
Bachelors, English · (1991 - 1995)

Fulcrum Venture Accelerator